SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2021

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Notice Received from the Controlling Shareholder

Companhia Paranaense de Energia – COPEL, a company that generates, transmits, distributes and sells power, with shares listed on B3 (CPLE3, CPLE5, CPLE6), the NYSE (ELP) and the LATIBEX (XCOP), hereby informs its shareholders and the market in general that on this date, it has received from the State of Paraná, the Company’s controlling shareholder, Notice nº 002/2021, as transcribed below:

“In reference to Material Fact 12/20, released on November 12, 2020 (“ Material Fact”), stating that Companhia Paranaense de Energia - Copel (“Company” or “Copel”) has concluded studies for the implementation of a share deposit certificate program (“UNITs”), with the following characteristics (“UNITs Program”):

(i)	the UNITs will be composed of 5 (five) shares issued by the Company, being 1 (one) common share and 4 (four) class “B” preferred shares;

(ii)	the conversion of common shares into class “B” preferred shares and class “B” preferred shares into common shares will be permitted exclusively for the purpose of composing UNITs, provided that the preferred shares may not exceed the legal limit of 2/3 of the total shares issued by the Company; and

(iii)	to maximize the liquidity of the respective securities, immediately after the conversion of shares and immediately prior to the issue of UNITs, the shares issued by Copel will be split, in a proportion to be defined.

Additionally, the Company mentioned in the Material Fact that it considers to improve its corporate governance standards by migrating from the Level 1 to the Level 2 Corporate Governance trading segment of B3 S.A. - Brasil, Bolsa e Balcão (”Migration to Level 2”).

Therefore, considering the benefits that such program will bring to the Company and the public interest, the State of Paraná, as the Company’s controlling shareholder, announces that it intends to express itself in favor of the UNITs Program at the shareholders’ meeting to be called to deliberate on the matter. In relation to the Migration to Level 2, however, its vote in favor will be conditioned to the following requirements:

(i)	the execution and settlement of a public offering for the secondary distribution of shares owned by the State of Paraná and issued by the Company, which may be in UNITs if the UNIT Program has already been implemented, jointly with the offer to be made by BNDES Participações S.A. - BNDESPAR (“BNDESPar”), as disclosed in Material Fact 13/20, released on December 8, 2020, and in compliance with applicable regulation; and

(ii)	immediately following the liquidation of said public offering, the State of Paraná continues with its controlling stake, as provided for in State Law 18,875, of September 27, 2016.

Finally, in addition to the requirements above, and to preserve public interest, the State of Paraná requests the distribution of extraordinary dividends from the profit reserves account reported in Copel's annual or half-year financial statements, in the highest possible amount taking into consideration the Company's cash flow needs for the 2021 fiscal year.”

The Company emphasizes that (i) the proposed statutory reform to allow the implementation of the UNITs Program and the migration to the Level 2 Corporate Governance, which is subject to the requirements above, will be submitted for deliberation at the Company's shareholders’ meeting to be called in due course; and (ii) the Company’s management will assess the possibility of distributing extraordinary dividends, as requested above.

Copel informs that this Material Fact was essentially released to communicate the State of Paraná’s manifestation to its shareholders and the market and should not be considered, or interpreted as, a public offering announcement for its securities. The Company will maintain the market informed on all relevant updates regarding this matter.

Curitiba, January 8, 2021.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or (41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date January 8, 2021

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.